Exhibit 8.1

Subsidiaries of Taiwan Semiconductor Manufacturing Company Ltd.*

Jurisdiction of Incorporation
TSMC Global Ltd.	The British Virgin Islands

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Taiwan Semiconductor Manufacturing Company Ltd. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of December 31, 2019.